SO 3/22/04

04016432

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Archipelago Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive Suite 2000
(No. and Street)

Chicago	**IL**	**60606-5173**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Murphy **(312) 960-1696**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

"OFFICIAL SEAL"
THERESE FAYE WALLACE
Notary Public
State of Illinois
My Commission Expires on 04/14/2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Archipelago Securities, LLC

December 31, 2003
with Report of Independent Auditors

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Archipelago Securities, LLC

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Archipelago Securities, LLC at December 31, 2003 in conformity with generally accepted accounting principles in the United States.

Ernst + Young LLP

February 10, 2004

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 9,902,820
Receivable from affiliate	1,576,174
Fixed assets (net of accumulated depreciation and amortization of $877,837)	419,809
Total assets	$11,898,803
Liabilities and Member's equity	
Payable to brokers, dealers and exchanges	$4,457,082
Total liabilities	4,457,082
Member's equity	7,441,721
Total liabilities and Member's equity	$11,898,803

See accompanying notes.

Archipelago Securities, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Archipelago Securities, LLC ("the Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly-owned subsidiary of Archipelago Holdings, LLC ("the Parent"), a Delaware limited liability company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Parent acquired REDIBook ECN LLC ("Redibook") on March 18, 2002 in a transaction accounted for as a purchase. The business combination was effected through an exchange of equity interests whereby the Parent issued limited liability company interests to all holders of interests in RediBook in exchange for all of such holders' interests in RediBook. At the closing of the transaction, RediBook became a wholly-owned subsidiary of the Parent. On July 2, 2002, Redibook changed its name to Archipelago Securities, LLC.

In July 2000, the Parent partnered with the Pacific Exchange, Inc. ("PCX") to create the first open all-electronic stock market in the United States for trading in all NYSE, Nasdaq, AMEX and PCX-listed stocks. The agreement facilitated the creation of the Archipelago Exchange ("ArcaEx") to conduct the equities trading business of the PCX that formerly existed as a floor-based trading business. The SEC's approval of ArcaEx was announced in October 2001 and ArcaEx began trading operations for listed securities in March 2002 and for over-the counter securities ("OTC") in April 2003.

Through April 2003, the Company's primary business activity included the operation of an "electronic communications network" ("ECN") as defined under Rules 11Ac1-1 and 11Ac1-4 of the Exchange Act. An ECN is an order execution system through which orders received exclusively from other brokers or dealers or institutions involving Nasdaq (a division of the NASD) and listed securities are executed on an agency basis. Subsequent to April 2003, the Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the market.

1. Organization (continued)

Upon the Company's transformation into a routing agent of ArcaEx, the Parent transferred the Company's assets and liabilities related to the transaction execution business, with a net book value of approximately $23.4 million, to ArcaEx. The Company accounted for this transfer as a distribution to Member.

Through April 2003, the Company cleared all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully-disclosed clearing agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit at banks and money market funds. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash balances are maintained at major United States financial institutions at December 31, 2003.

Fixed Assets

Fixed assets consist of computer hardware and software, furniture and equipment. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value due to their short term nature.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. All items of income, expense, gain and loss of the Company are therefore included in the partnership returns of income of the Parent. In turn, pursuant to the statutes and regulations of the applicable federal, state and local taxing authorities, items of income, expense, gain and loss of the Parent are generally reportable on the tax returns of its members. Accordingly, the financial statements of the Company include no provision for income taxes.

3. Fixed Assets

Fixed assets consist of the following as of December 31, 2003:

Computers and equipment	$ 917,409
Software and other	380,237
	1,297,646
Accumulated depreciation and amortization	(877,837)
	$ 419,809

4. Related Party Transactions

Through April 2003, certain principal owners of the Parent ("Members of Parent") and affiliates executed transactions through the Company's ECN and were charged a commission by the Company for such activities. The Company receives commissions from and makes liquidity payments to these Members of Parent.

The Company cleared its transactions through an affiliated clearing broker through April 2003. In addition, the Company also had a servicing agreement with this affiliated broker-dealer to provide for the development, operation, management and support of the ECN.

Beginning April 2003, the Company primarily acts as a routing agent of ArcaEx by routing orders to other execution venues that contain the best bid or offer in the market. The Company receives routing fees from ArcaEx for such service.

4. Related Party Transactions (continued)

Certain Members of Parent provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of the Company.

A Member of Parent received execution fees for trades executed through the Company's ECN that were passed through to the Member of Parent's ECN.

A certain affiliate provided the Company technology-related services in connection with the operation of the Company's ECN. Also, this affiliate has an agreement with the Company to provide software that customers can use to access ArcaEx.

In the opinion of management, related party transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. At December 31, 2003, the Company's net capital of $5,267,682 was $5,017,682 in excess of required net capital.

6. Stock Option Plan

Employees of the Company are covered under the Parent's Stock Option Plan that provides for the granting of stock options. Employees and directors were granted certain options to purchase shares of the Parent at a price less than the fair value of the shares at the date of grant.

Such options are granted for a period of up to ten years and typically vest over a five year period. The Parent has elected to follow APB No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options.